DISCOVERY LABORATORIES, INC.
2600 Kelly Rd, Suite 100
Warrington, PA 18976
P - 215.488.9443
F - 215.488.9557
www.discoverylabs.com

February 10, 2014

Christina M. De Rosa
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Discovery Laboratories, Inc.
Registration Statement on Form S-3
Filed January 22, 2014 (File No. 333-193490)

Dear Ms. De Rosa:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, Discovery Laboratories, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-193490, be accelerated to 4:30 p.m. (New York time), February 12, 2014, or as soon thereafter as is practicable.

Very truly yours,

DISCOVERY LABORATORIES, INC.

/s/ Mary B. Templeton
Mary B. Templeton
Senior Vice President, General Counsel and Corporate Secretary

Cc: Ira L. Kotel